

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2010

Mr. Steven Richards
Executive Vice President and Chief Financial Officer
TTM Technologies, Inc.
2630 South Harbor Boulevard
Santa Ana, CA 92704

      Re: TTM Technologies, Inc.
             Form 8-K
             Filed November 17, 2010
             File No. 000-31285

Dear Mr. Richards:

     We have completed our review of your Form 8-K and related filings and have no further comments at this time on the specific issues raised.

                                 Sincerely,

                                 Jaime G. John
                                 Staff Accountant